Exhibit 99.2

ALL RIG HT S BELONG TO FUSION - FUEL 3Q 2023 PRESENTATION

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Disclaimer

This presentation includes statements of future events, conditions, expectations, and projections of Fusion Fuel Green plc (the "Company"). Such statements are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. The Company's actual results may differ from its expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "potential," and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, estimates and projections of future performance, which are based on numerous assumptions about sales, margins, competitive factors, industry performance and other factors which cannot be predicted. Such assumptions involve a number of known and unknown risks, uncertainties, and other factors, many of which are outside of the Company's control, including, among other things: the failure to obtain required regulatory approvals; changes in Portuguese, Spanish, Moroccan, or European green energy plans; the ability to obtain additional capital; field conditions and the ability to increase production capacity; supply chain competition; changes adversely affecting the businesses in which the Company is engaged; management of growth; general economic conditions, including changes in the credit, debit, securities, financial or capital markets; or any adverse public health developments on the Company's business and operations. Should one or more of these material risks occur or should the underlying assumptions change or prove incorrect, the actual results of operations are likely to vary from the projections and the variations may be material and adverse.

The forward-looking statements and projections herein should not be regarded as a representation or prediction that the Company will achieve or is likely to achieve any particular results.

The Company cautions readers not to place undue reliance upon any forward-looking statements and projections, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Financial Update Presentation

The Company's consolidated financial data is prepared in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board ("IFRS") and is denominated in Euros ("EUR" or "€"). The numbers shown in this presentation have not been audited and therefore may vary to the final financial results disclosed by the company as part of the annual report. The unaudited consolidated financial data reflects, in the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair statement of the Company's financial data for the periods indicated. The unaudited consolidated financial data should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2022 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2022.

Use of Social Media as a Source of Material News

The Company uses, and will continue to use, its LinkedIn profile, website, press releases, and various social media channels, as additional means of disclosing information to investors, the media, and others interested in the Company. It is possible that certain information that the Company posts on social media or its website, or disseminates in press releases, could be deemed to be material information, and the Company encourages investors, the media and others interested in the Company to review the business and financial information that the Company posts on its social media channels, website, and disseminates in press releases, as such information could be deemed to be material information.

ALL RIGHTS BELONG TO FUSION-FUEL

ALL RIG HT S BELONG TO FUSION - FUEL ▪ Focus on Fusion ▪ Industry POV ▪ Q3 Financials & Highlights ▪ Business Update ▪ 2023 Milestones and Priorities ▪ Q&A AGENDA

ALL RIG HT S BELONG TO FUSION - FUEL 01 – FOCUS ON FUSION

01 – FUSION FUEL AT A GLANCE

FUSION FUEL™

Fusion Fuel is a pure-play green hydrogen solutions company. We are committed to making the energy transition more accessible through the development of disruptive, scalable, modular hydrogen solutions.

Unique offering based on patented micro-electrolyzer

- Modular PEM architecture unlocks cost advantage at small-to-midscale project sizes
- Enables distributed hydrogen production, bypassing need for costly infrastructure buildout or last-mile logistics & distribution

De-risked near-term project pipeline

- €60+ million of grant funding awarded in Portugal and Spain
- 240+ MW technology sale pipeline through 2025

Differentiated strategy of tech sales and project development

- Diversified revenue streams from multifaceted commercial model (tech sales, project sales, development fees, O&M service fees, hydrogen sales)
- Development pipeline drives incremental technology sale demand

Significant growth potential

- Large project pipeline focused on Portugal, Spain, Italy and North America, with further potential growth ramp
- Production facility aims to reach 500 MW of annual electrolysis production capacity by the end of 2025; ‘cut & paste’ approach for new geographies

ALL RIGHTS BELONG TO FUSION-FUEL

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ALL RIG HT S BELONG TO FUSION - FUEL 6 01 – INDUSTRY POV The green hydrogen sector is facing significant macro - headwinds… ▪ Continued levelized cost premium for green hydrogen vs. grey ▪ Developers are struggling to secure offtake agreements due to cost gap ▪ Lack of confidence in timely availability of hydrogen infrastructure ▪ Lack of firm projects driving structural market concerns ▪ Production of green hydrogen continues to be hampered by project delays and technical underperformance ▪ Challenging capital markets conditions hindering players with high cash burn rate, focus on large - scale projects Fusion Fue l’s modest burn rate, miniaturized PEM architecture, modular design approach, and focus on co - located, small - to - midscale projects puts us in an advantaged position relative to the market

ALL RIG HT S BELONG TO FUSION - FUEL 02 – Q3 FINANCIALS & HIGHLIGHTS

ALL RIG HT S BELONG TO FUSION - FUEL Key Developments ▪ Announced long - term green hydrogen supply contract with a Spanish industrial group ▪ Strategic partnership with Duferco Energia covering Italy, starting with a 1 MW HEVO - Chain Series NC project ▪ In negotiations with BGR Energy to install 1 MW HEVO - Chain demonstrator in India in 2024  ▪ Announced strategic partnership with Elemental Clean Fuels covering the North American green hydrogen market ▪ Received order for 300 kW electrolyzer and balance of plant system from leading global building solutions supplier for delivery in 1 H 2024 Subsequent Events ▪ Received two orders for 1 . 25 MW HEVO - Chain green hydrogen systems to be delivered to projects in Portugal in 2024 ▪ Signed a strategic financing agreement from Belike Nominees Pty Ltd . , a Macquarie Group Company, 8 02 – THIRD QUARTER HIGHLIGHTS

02 – FINANCIAL DATA (UNAUDITED)

FUSION FUEL™

Key Financial Results / Metrics (€'000)	3Q 2023	2Q 2023
Profit/loss		
Revenues	2,507	(0.6)
Cost of goods sold	(3,178)	(6,178)
SG&A	(4,682)	(5,044)
Pre-tax loss	(4,043)	(12,218)
Balance sheet		
Non-current assets	36,760	33,939
Cash balance	1,025	3,085
Inventory	11,924	19,292
Trade payables	13,428	11,518
Equity	15,441	18,149
Employees		
Headcount at end of period (FTE)	142	157
Production Staff : Non-Production Staff	52 : 90	58 : 99
Grants		
Grants Approved	60,000	60,000
Grant Payments Received to date	8,803	6,444

Key developments in Q3 2023

Recognition of revenue and warranty provision related to our Exolum contract following issuance of Provisional Acceptance.

Write-back of onerous contract provision related to the Exolum project based on revision of costs to complete project.

Reversal of revenue & related COGS that were previously recorded in Q1 2023 as the project will no longer proceed. We are working with the customer to migrate the equipment for this technology supply agreement to a separate project of a similar size.

Inventory impairment provision of €0.5 million.

Decrease in SG&A of €0.4 million.

Fair value gain on derivative financial instruments of €2.1 million.

Q3 ATM sales of $0.7 million[1].

Grant payments received of €2.3 million during the quarter.

[1] During Q3 2023, we sold 376,517 class A ordinary shares for net proceeds of $655,656 at an average sales price of $1.89 per share. We paid $16,956 in commissions to agents as part of these trades. No ATM Shares have been sold during Q4 2023 to date.

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ALL RIG HT S BELONG TO FUSION - FUEL 10 02 – FINANCIAL DATA (UNAUDITED) 1 2023 projects also include some installation and commissioning charges, as well and engineering services rendered. The final sp lit may vary as some projects are still underway. Project sales tend to include a full turnkey solution and therefore will have components of both BoP and electrolyzer equipment provision in the revenues in addition to engineering and other services, these have not been broke n out in these charts. Projections are based on the financial and business model of Fusion Fuel, constitute “forward - looking statements” and involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different. See disclosures and disclaimers at the start of this presentation. ▪ We maintain our 2023 guidance that was presented in our 2 Q 23 update . ▪ We have confirmed orders of € 7 . 5 m for 2024 . ▪ We are in advanced discussions on the sale of part of our Portugal project portfolio, which has the potential to represent approximately € 27 m of revenues in 2024 . ▪ We are forecasting a decrease in SG&A for 2024 . We will provide more detailed guidance on our cost breakdown in a future update : • The primary driver for the decrease in 2024 is the reduction of personnel costs . • As we expect to be at our production capacity throughout 2024 , we will absorb the costs of production relates staff into our cost of goods sold . To date, we have not done this as our production levels have been lower than our installed capacity . • Our non - production headcount for 2024 is expected to average 80 FTEs, a 20 % decrease YoY vs . 2023 . • Our cost - cutting plan will reduce spend on consulting, travel and numerous professional fees in 2024 . Commentary on 2023 - 24 Guidance Revenue Guidance 1

ALL RIG HT S BELONG TO FUSION - FUEL 03 – BUSINESS UPDATE

ALL RIG HT S BELONG TO FUSION - FUEL 12 Exolum Green Hydrogen Plant Green Hydrogen Plant Live in Spain Evora Green Hydrogen Plant First Green Hydrogen Plant Live in Portugal Benavente Production Facility First Electrolyzer Factory in Southern Europe Fusion Fuel Laboratory Designing Leading - Edge PEM Electrolysis Technology Fusion Fuel is a green hydrogen pioneer, developing proprietary technology in - house, establishing the first PEM electrolyzer fac tory in Southern Europe and installing the first green hydrogen plants in Portugal and Spain. 03 – GREEN HYDROGEN IN ACTION

ALL RIG HT S BELONG TO FUSION - FUEL 13 03 – FUSION FUEL GREEN HYDROGEN EXPERTISE ▪ Engineering team has fully designed more than 10 green h ydrogen plants in Portugal and Spain . ▪ Engaged in ATEX, QRA & HAZOP studies, licensing, design audits, installation and commissioning of turnkey plants, in some cases also supplying the balance of plant equipment . ▪ Expertise in the full value chain of production and use of green hydrogen and incorporation into various sectors . ▪ This integrated approach sets us apart, creating tailored solutions for our clients . Full Green Hydrogen Engineering Design & Proposal Capabilities Balance of Plant designed for a plant in Spain Engineering & Mechanical Designs prepared by Fusion Fuel for connection to BoP compression equipment

ALL RIG HT S BELONG TO FUSION - FUEL 14 03 – FUSION FUEL GREEN HYDROGEN EXPERTISE 1 MW Plant* 3 MW Plant* 5 MW Plant* ▪ Fusion Fuel ’ s Engineering team has fully designed more than 10 green h ydrogen plants, both for own projects and for clients . This includes the electrolyzer system as well as the full balance of plant solution . ▪ Plants have been designed for mobility, gas blending, tube trailer filling and for use in industrial furnaces, and from pressure ranges from 2 barg up to 1 , 000 barg . ▪ These include the already live project with Exolum in Madrid, the projects underway in Zaragoza and Toledo, as well as the upcoming projects to be started in 2024 . These are designs of full green hydrogen plants, using HEVO - Chain and including balance of plant. Images shown are rendering of solutions designed for clients and for proposals currently in discussions. One of the few companies with the expertise to design complete, end - to - end green hydrogen p lants

ALL RIG HT S BELONG TO FUSION - FUEL 15 03 – 300 kW HEVO - CHAIN PROJECT IN SPAIN ▪ Client : a global leader in sustainable building solutions ▪ 300 kW HEVO - Chain Series NC electrolyzer and associated Balance of Plant equipment . ▪ HEVO - Chain technology, with modular 20 kW Cubes to create a customized green hydrogen solution . ▪ Project will include the first commercial application of Fusion Fuel’s oxygen capture system ▪ Solution also required innovative solution for air venting and management system given fine particulate matter present at client’s facility . ▪ The project is being developed in Spain and is expected to be fully installed and operational in the first half of 2024 . Note: Images and rendering are illustrative HEVO - Chain demonstrator installed in Évora 20 kW HEVO - Chain Cube HEVO - Chain – 300 kW Spain Project Render

ALL RIG HT S BELONG TO FUSION - FUEL 16 ▪ Secured two contracts in Portugal for 1 . 25 MW electrolyzer systems and full plant design, engineering and balance of plant supply . ▪ Projects will use HEVO - Chain systems, with new modular building blocks – “Cabinets” – as their electrolyzer stack . ▪ The integrated electrolyzer and hydrogen refuelling initiatives received funding from the European Commission under Portugal's Recovery and Resilience Plan . ▪ The facilities, aimed at producing, storing, and distributing green hydrogen for the transport sector are expected to be operational by the end of 2024 . 03 – 1.25 MW HEVO - CHAIN PROJECTS IN PORTUGAL Note: Images and rendering are illustrative and follow the project design and specifications HEVO - Chain Cabinets HEVO - Chain – 1.25 MW Portugal Project Render

03 – TECHNOLOGY SALES PIPELINE & 2024 EXECUTION PLAN

FUSION FUEL™

Technology Sales Pipeline

Sales pipeline continues to mature, with substantial interest in our HEVO-Chain series and several requests for proposal submitted:

ACTIVE PROPOSALS	SHORTLISTED OFFERS	AWARDED + BOOKED ORDERS
~162 MW	~ 46 MW	~ 6 MW
~ €172m	~ €67m	~ €12m[1]
45 proposals submitted	**5** offers shortlisted, in negotiations	**6** orders contracted

Figures for each stage are current as of end Nov 2023

In addition, we have started to receive requests for standalone engineering services, which we will evaluate on a case-by-case basis. These opportunities have not been reflected in our future revenue plans at this time.

2024 Sales Execution Plan

Our 2024 revenue guidance is based on the expected sale of the Sines I project SPV, along with the execution and delivery of the following confirmed tech sales:

Awarded and in execution:

- 1.25 MW HEVO-Chain Series NC + full BoP (Portugal)
- 1.25 MW HEVO-Chain Series NC + full BoP (Portugal)
- 1.10 MW HEVO-Chain Series C (Italy)
- 440 kW HEVO-Solar + full BoP + power supply delivery (Spain)
- 300 kW HEVO-Chain Series NC + full BoP + oxygen capture (Spain)

In negotiation:

- 10 MW green hydrogen plant (Portugal)[2]

Other proposals outstanding:

- Shortlisted proposals to prospective clients may enable us to exceed our projections, but as the timing of these projects are uncertain, they have not been included in the revenue guidance.

[1] Including BoP & Engineering for 5 of the 6 projects; also includes Exolum project as final payment tranche is still outstanding

[2] Refers to Sines I, a project SPV owned by Fusion Fuel in sale negotiation

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ALL RIG HT S BELONG TO FUSION - FUEL 04 – 2023 MILESTONES

ALL RIG HT S BELONG TO FUSION - FUEL 19 1. Commence commercial activities in Northern Europe ▪ Submitted first HEVO - Chain offers to prospective clients in Northern Europe during the third quarter 2. Strengthen balance sheet and capital position ▪ Entered into a strategic tranched financing agreement with Belike Nominees Pty Ltd . , a Macquarie Group Company for up to $ 20 million in funding ▪ We remain open to complementary and strategic sources of capital if and when necessary to further strengthen our balance sheet in our path to cash - flow breakeven, which is expected during 2025 3. Develop technology for large - scale projects ▪ HEVO - Chain offerings developed for 5 MW & 10 MW scale projects ; offerings can be scaled up incrementally using existing building block elements (HC - Cube + HC - Cabinet) 4. Continue to prioritize corporate culture ▪ Continue to right - size company structure and costs, making strategic resource allocation changes 5. Pursue strategic commercial and production partnerships ▪ Entered into strategic partnership agreement with Elemental Clean Fuels for North American market and Duferco Energia for the Italian market . ▪ Continue to pursue strategic partnerships across the hydrogen value chain and within key geographies 04 – PROGRESS AGAINST 2023 STRATEGIC PRIORITIES

ALL RIG HT S BELONG TO FUSION - FUEL Q&A